

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 21, 2015

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mark Bogani
Chief Executive Officer
Golden Eagle International, Inc.
4628 S. Broadway
Englewood, CO 80113

> **Re: Golden Eagle International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 15, 2015**
> **File No. 000-23726**

Dear Mr. Bogani:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note the proposals to modify existing securities and conduct a sale of substantially all your assets. Please provide the missing information required by Items 12, 13 and 14 of Schedule 14A or advise us why you believe such disclosures are not necessary.

2. We note the filing fee boxes are blank. Please advise us on what basis you have not paid a filing fee.

3. Please advise us when you intend to file your missing Form 10-Ks. In this regard, it appears that you have not responded to the March 25, 2015 letter regarding your reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining